Emerge Energy Services LP

1400 Civic Place, Suite 250

Southlake, Texas 76092

May 6, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:                             Emerge Energy Services LP
Registration Statement on Form S-1
File No. 333-187487

Dear Mr. Schwall:

On behalf of Emerge Energy Services LP (the “Partnership”) the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on May 8, 2013, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EMERGE ENERGY SERVICES LP

	By:	Emerge Energy Services GP LLC,
its General Partner

	By:	/s/ Rick Shearer
Rick Shearer
Chief Executive Officer

cc:	Ryan J. Maierson (Issuer’s counsel)
Alan Beck (Underwriter’s counsel)